SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Coast Distribution System, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

190345 10 8
(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 190345 10 8	Page 2 of 15 Pages

1.	Names of Reporting Persons
Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 420,039
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 420,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
420,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 3 of 15 Pages

1.	Names of Reporting Persons
Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 400,039
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 400,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
400,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.5%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 4 of 15 Pages

1.	Names of Reporting Persons
Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 11,050
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 11,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,050

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 190345 10 8	Page 5 of 15 Pages

1.	Names of Reporting Persons
Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 383,989
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 383,989

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
383,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.2%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 190345 10 8	Page 6 of 15 Pages

1.	Names of Reporting Persons
Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 20,000
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned by
Each	9.	Sole Dispositive Power: 20,000
Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less that 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 190345 10 8	Page 7 of 15 Pages

1.	Names of Reporting Persons
Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 326,204
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 326,204

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
326,204

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 8 of 15 Pages

1.	Names of Reporting Persons
Ravenswood Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 326,204
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 326,204

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
326,204

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
6.1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 190345 10 8	Page 9 of 15 Pages

1.	Names of Reporting Persons
The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 206,453
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 206,453

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
206,453

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
3.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 190345 10 8	Page 10 of 15 Pages

1.	Names of Reporting Persons
Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 119,751
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 119,751

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
119,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
2.3%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 11 of 15 Pages

This Statement on Schedule 13D Amendment No. 4 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of The Coast Distribution System, Inc. (the "Issuer") filed on August 31, 2005 with the Commission, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto, filed on June 27, 2006, March 23, 2007, and March 28, 2008, respectively, with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background.

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, LLC ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, RMC, and RIC, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

Mr. Wasiak, a United States citizen, is retired.  Each of Messrs. Robotti and Wasiak is a Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC and RI is 6 East 43rd Street, 23rd Floor, New York, New York, 10017.  Mr. Wasiak's, RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York, 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 12 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 5,000 shares of Common Stock held by ROBT is $26,252.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

The aggregate purchase price of the 11,050 shares of the Common Stock held by Robotti & Company is $56,814.37 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 57,785 shares of the Common Stock held by Robotti Advisors is $120,096.39 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 20,000 shares of the Common Stock held by Suzanne Robotti is $8,051.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 206,453 shares of the Common Stock held by RIC is $165,242.99 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 119,751 shares of the Common Stock held by RI is $106,827.34 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of June 16, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	420,039	0	420,039	7.90%
ROBT (1)(2)(3)(4)	400,039	0	400,039	7.53%
Robotti & Company (1)(3)	11,050	0	11,050	**
Robotti Advisors (1)(4)	383,989	0	383,989	7.22%
Suzanne Robotti (1)(5)(6)	20,000	20,000	0	**
Wasiak (1)(7)(8)	326,204	0	326,204	6.14%
RMC (1)(7)(8)	326,204	0	326,204	6.14%
RIC (1)(7)	206,453	0	206,453	3.88%
RI(1)(8)	119,751	0	119,751	2.25%

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 13 of 15 Pages

* Based on 5,315,604 shares of Common Stock, $0.001 par value per share, outstanding as of May 1, 2014, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2014 and filed with the Commission on May 15, 2014.
** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person and any other person named or referenced herein.
(2) Mr. Robotti shares with ROBT the power to vote or direct the vote of, and shares the power to dispose or to direct the disposition of, 5,000 shares of Common Stock owned by ROBT.
(3) Each of Mr. Robotti and ROBT shares with Robotti & Company the power to vote or direct the vote of, and shares the power to dispose or to direct the disposition of, 11,050 shares of Common Stock owned by the discretionary customers of Robotti & Company.
(4) Each of Mr. Robotti and ROBT shares with Robotti Advisors the power to vote or direct the vote of, and shares the power to dispose or to direct the disposition of, 383,989 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(5) Suzanne Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 20,000 shares of Common Stock.
(6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
(7) Each of Messrs. Robotti and Wasiak, RMC and Robotti Advisors share with RIC the power to vote or direct the vote of, and shares the power to dispose or to direct the disposition of, 206,453 shares of Common Stock owned by RIC.
(8) Each of Messrs. Robotti and Wasiak, RMC and Robotti Advisors share with RI the power to vote or direct the vote of, and shares the power to dispose or to direct the disposition of, 119,751 shares of Common Stock owned by RI.

(c) Except as otherwise set forth in this Statement, the table below lists all the transactions in the Issuer's Common Stock from March 16, 2014, the date sixty days prior to the event requiring filing of this Statement.  All such transactions were made by an account of Robotti & Company in the open market.

Transactions in Shares Since March 16, 2014

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

Robotti & Company' Account	3/27/2014	720	SELL	$3.70

(d)	Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 16, 2014

Robotti & Company, Incorporated

	/s/ Stephen Hart*	By:	/s/ Stephen Hart*
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Stephen Hart*	By:	/s/ Stephen Hart*
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Stephen Hart**	By:	/s/ Stephen Hart***
	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, LLC		The Ravenswood Investment Company, L.P.

By:	/s/ Stephen Hart*	By:	Ravenswood Management Company, LLC
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Stephen Hart*
Name: Robert E. Robotti
By:	Ravenswood Management Company, LLC		Title: Managing Member
Its General Partner

By:	/s/ Stephen Hart*
Name: Robert E. Robotti
Title: Managing Member

* As attorney-in-fact for Robert E. Robotti.  Signed pursuant to Power of Attorney, dated as of June 26, 2013, granted by Mr. Robert E. Robotti and included as Exhibit 2 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

** As attorney-in-fact for Suzanne Robotti.  Signed pursuant to Power of Attorney, dated as of July 2, 2013, granted by Mrs. Suzanne Robotti and included as Exhibit 3 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

*** As attorney-in-fact for Kenneth R. Wasiak.  Signed pursuant to Power of Attorney, dated as of July 8, 2013, granted by Mr. Kenneth R. Wasiak and included as Exhibit 4 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 15 of 15 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, NY 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	6 East 43rd Street, 23rd Floor, New York, NY 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York, 11758

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, NY 10017

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